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Manaia Collective

Bar and Restaurant

Kansas City, MO 64108
Profile
Data Room
Discussion
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Early Investor Bonus: The investment multiple is increased to 1.6× for the next $75,000 invested.
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THE PITCH
Manaia Collective is seeking investment to open two restaurants.
Generating Revenue
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SMALL AXE

A progressive city diner for every customer.

Welcoming: We're approachable and accessible for both customers and entry level hospitality workers who need an opportunity to learn.
Progressive: Our menu offers a modern, imaginative take on classic diner fare. Our vision for the business takes a radical approach.
Energetic: Our space bright and buzzy. Our people are lively and upbeat. We're a meeting place for our neighbors.
Vibrant: Our space is filled with energy and elements of nature. It could easily live in a large metropolitan city, but it's uniquely Kansas City.
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AFI

A wine bar with a worldview.

A Broad Worldview: We're exploring indigenous ingredients and techniques from North America and beyond. Our Hearth oven is the common ingredient.
Deep Respect: We approach food with a deep respect, quest for learning, and acknowledging our limitations of knowledge.
Experience: We're creating a unique experience—we're introducing guests to a hybrid of styles, cultures, and cuisines.
Community-Focused: We support small producers, caretakers of the land, and women-owned and BIPOC-owned suppliers.
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THE TEAM
Howard Hanna
Chef

Howard Hanna is an award-winning chef and restaurateur based in Kansas City, Missouri.

He is known for establishing relationships with farmers, his commitment to sustainability, and promoting inclusive hospitality. Howard put down roots in KC after graduating first in his class from the Culinary Institute of America in New York in 2003 and garnering valuable experience in some of NYC's great restaurants, including Union Square Cafe.

Howard's eclectic tastes and approachable midwestern style have earned him recognition by the James Beard Award Foundation as a two-time semifinalist for Best Chef: Midwest. He opened his first restaurant, The Rieger, in 2010 which became known as one of Kansas City's landmark restaurants until closing in late 2020 amidst the Covid 19 pandemic.

In 2014, Howard followed up on The Rieger's success by opening Ça Va, a champagne bar and bistro which has garnered national attention.

Before closing the Rieger, Chef Howard and his team transitioned the restaurant into the Crossroads Community Kitchen working to salvage food that may have gone to waste while feeding food insecure people in Kansas City and keeping his staff working while many restaurants were shut down or laying people off. During the spring and summer of 2020, the Crossroads Community Kitchen served over 85,000 meals to people in need, an accomplishment that Howard and the Rieger team will be proud of for years to come.

Chef Hanna was invited by the James Beard Foundation to attend Chef's Bootcamp for Policy and Change in 2017. He received international exposure in 2018 by hosting a pop-up at Chambre Noir, a natural wine bar in Paris, participating in the US-Japan Leadership Conference in Kyoto and Tokyo in 2019, and cooking at Tuscany's Podere Ciona Winery where he composed his menu entirely from the inspiration taken from local ingredients. Howard is actively involved in the fight for workers' rights and other social justice causes and was asked to speak at a press conference in the US Capitol alongside Congressional leaders in support of a bill to raise the federal minimum wage. Howard loves to travel and explore other cultures, and most of his extended family lives overseas in Samoa and Aotearoa/New Zealand, but he is always proud to represent Kansas City by showing off the best of what the Midwest has to offer.

Kyle Gardner
Operations Manager

Kyle Gardner is a well-respected leader, bartender and friend in the Kansas City restaurant industry, passionate about a more fair, inclusive and viable model of work.

A KC native, he learned to appreciate the farm-to-table lifestyle from a young age. Growing up on a small farm, he fished all summer long, with winters spent hunting quail and pheasant alongside his father. This instilled him with great pride of residence.

As Kyle fell in love with hospitality, he realized the importance of a restaurant serving the community it's within – largely influenced by Chef Ken Baker, owner of the now-closed Pachamamas. Kyle's interest in wine evolved into a real passion for the entire world of spirits, and he developed into a talented bartender, growing a few programs locally as well as working for world class bars abroad.

Kyle is most well-known for helming the bar program at Manifesto and the Rieger, that both pleased the local regulars and drew the destination travelers. When the business was forced to close its doors due to Covid-19, Kyle was fundamental in the development of a Community Kitchen that fed the food insecure and fought food waste – serving over 85,000 meals to neighbors in 5 months.

The community kitchen's egalitarian structure was essential to the success and satisfaction of the crew. As flexibility and adaptability became the most important attributes for navigating a restaurant model during a pandemic, it was obvious to Kyle that this same approach needs to be applied to all future endeavors, a core tenet for him in his role at Manaia.

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THE MANAIA STORY

The restaurant industry is broken!

Hospitality businesses are, by and large, completely broken. As we've witnessed during the pandemic, the lack of sustainability for business owners and poor quality of life for employees threatens to destroy the industry.
In fact, a third of hospitality workers won't return to the industry because they want higher pay, better benefits, and a new work environment. Substance abuse rates in the industry are higher than most industries.
Building a career in hospitality is more challenging than ever. Yet, we have an opportunity to reimagine the system.
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OUR BELIEFS

Every hospitality worker deserves living wages, healthcare, benefits, work/life balance, opportunities for advancement, a safe and healthy workplace, and an opportunity to have a real career in the hospitality industry that improves the lives of the worker, their families, and the community as a whole. We believe every restaurant worker, regardless of their position or class, should have a voice in the workplace.

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QUALITY OF LIFE

We believe that offering a good quality of life is imperative to attract and retain talent. The following is a list that we plan on making available to our employees:

Livable wages ($20/hr+)
Paid time off
Sick pay
Maternity/paternity leave
Health/vision/dental
Maximum Salary to limit disparity
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OPPORTUNITY FOR GROWTH

In the industry today, opportunities for advancement and ownership are inequitable. We want to change that.

All employees have the opportunity to own a piece of the business through a co-op model.
We want to empower employees to have the ability to build a career in the hospitality industry.
We believe the model should allow employees to reach their financial goals, whether it's home ownership, retirement, travel, or supporting their families.
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SUSTAINABILITY IN ALL AREAS

Sustainability for the business, its employees, the community, and the environment is imperative in this new model

The co-op model allows the business to thrive through higher productivity, lower turnover, employee engagement, efficiency, and institutional knowledge.
Employees are invested because the new model gives them a path to financial sustainability. What's good for the community is good for the business.
We source product from the best farmers with the best practices
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HEALTHY ENVIRONMENTS

We believe creating a healthy work environment is good for employees, customers, and the business.

Top down, hierarchical workplaces can create toxicity. The co-op model provides transparency and little power differential.
We focus on culture training from the beginning. Antiracism and gender discrimination training are part of our staff onboarding experience
We provide resources for those who need help through partnerships with Ben's Friends, Alcoholics Anonymous, and by making healthcare accessible.
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POWER TO THE PEOPLE

This is not just a restaurant model—it's a movement. We are revolutionizing the industry and giving the power back to the people.

We are building community leaders
We take everyone's point of view seriously.
We're offering real power to our employees.
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EMPHASIS ON COMMUNITY

Being engaged in direct democracy at the work place makes us more likely to be engaged in the community. We use our space to support the community that supports us.

We give back to the community through pay-what-you-can meals.
We give back through community partnerships like Thelma's Kitchen, volunteering at local farms, and the like.
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OUR MESSAGE

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TO OUR CUSTOMERS

You expect more than just good food when dining at local restaurants. We know you want to be welcomed, appreciated, and seen. Our model empowers our employees to take ownership in the guest experience by giving them tangible ownership in the business. We're creating an environment where our employees want to invest their time, and our guests feel the difference.

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TO EMPLOYEES

The restaurant industry is broken. We're reimagining the system by creating a hospitality business that gives power to its people. We believe every hospitality worker deserves living wages, healthcare, benefits, work/life balance, opportunities for advancement, a safe and healthy workplace, and an opportunity to have a real career in the hospitality industry that improves the lives of the worker and their families. We want you to be a part of this revolution with us.

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TO THE COMMUNITY

We believe restaurants should support the community that supports them. We're creating gathering spaces that are welcoming and accessible to all community members, regardless of race, gender, sexual orientation, disability, religion, or economic status. We're giving back to the organizations in the community who support our neighbors. Our community is the soul of this business.

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TO INVESTORS

You have the opportunity to be part of something larger than just a singular investment. This is an investment in our community and the future of hospitality. Our model, focused on resiliency and change, can make a real impact for employees, the community, and the company's bottom line. We need forward-thinking investors like you to help us change the industry standard.

This is a preview. It will become public when you start accepting investment.
This is a preview. It will become public when you start accepting investment.
Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Construction Costs $94,000
Mainvest Compensation $6,000
Total $100,000
Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$3,271,400	$3,598,540	$3,850,437	$4,042,958	$4,164,246
Cost of Goods Sold	$772,850	$850,135	$909,644	$955,125	$983,778
Gross Profit	$2,498,550	$2,748,405	$2,940,793	$3,087,833	$3,180,468

EXPENSES

Rent	$131,424	$134,709	$138,076	$141,527	$145,065
Utilities	$68,000	$69,700	$71,442	$73,228	$75,058
Salaries	$1,099,600	$1,209,560	$1,294,228	$1,358,939	$1,399,706
Insurance	$73,128	$74,956	$76,829	$78,749	$80,717
Equipment Lease	$6,600	$6,600	$6,600	$6,600	$6,600
Repairs & Maintenance	$6,000	$6,150	$6,303	$6,460	$6,621
Legal & Professional Fees	$8,000	$8,000	$8,000	$8,000	$8,000
Operating Profit	$1,105,798	$1,238,730	$1,339,315	$1,414,330	$1,458,701

This information is provided by Manaia Collective. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
Investor Agreement
2021 Balance Sheet
Investment Round Status
Target Raise $100,000
Maximum Raise $250,000
Amount Invested $0
Investors 0
Investment Round Ends February 11th, 2022
Summary of Terms
Legal Business Name Manaia Collective
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $75,000 invested
1.6×
Investment Multiple 1.45×
Business's Revenue Share 2%-5%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date October 1st, 2027
Financial Condition
No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Manaia Collective LLC's fundraising. However, Manaia Collective LLC may require additional funds from alternate sources at a later date.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Manaia Collective LLC to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Manaia Collective LLC operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Manaia Collective LLC competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Manaia Collective LLC's core business or the inability to compete successfully against the with other competitors could negatively affect Manaia Collective LLC's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Manaia Collective LLC's management or vote on and/or influence any managerial decisions regarding Manaia Collective LLC. Furthermore, if the founders or other key personnel of Manaia Collective LLC were to leave Manaia Collective LLC or become unable to work, Manaia Collective LLC (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Manaia Collective LLC and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Manaia Collective LLC is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Manaia Collective LLC might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Manaia Collective LLC is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Manaia Collective LLC

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Manaia Collective LLC's financial performance or ability to continue to operate. In the event Manaia Collective LLC ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Manaia Collective LLC nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Manaia Collective LLC will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Manaia Collective LLC is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Manaia Collective LLC will carry some insurance, Manaia Collective LLC may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Manaia Collective LLC could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Manaia Collective LLC's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Manaia Collective LLC's management will coincide: you both want Manaia Collective LLC to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Manaia Collective LLC to act conservative to make sure they are best equipped to repay the Note obligations, while Manaia Collective LLC might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Manaia Collective LLC needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Manaia Collective LLC or management), which is responsible for monitoring Manaia Collective LLC's compliance with the law. Manaia Collective LLC will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Manaia Collective LLC is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Manaia Collective LLC fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Manaia Collective LLC, and the revenue of Manaia Collective LLC can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Manaia Collective LLC to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Manaia Collective. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.
Investor Discussion
Manaia Collective isn't accepting investments right now, but is trying to get a sense of how they should structure their offering. You will not need to provide any money, and we won't be accepting money or selling securities, until all of its forms with the SEC and you have no obligation to ultimately invest. All investments will must be done through Mainvest.com. Once the offering goes live, you'll be able to invest if you so choose.
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